Macquarie Capital (USA) Inc.

Statement of Financial Condition

March 31, 2019



Macquarie Capital (USA) Inc.
Index
March 31, 2019

	Page(s)
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to the Statement of Financial Condition	4-12



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Macquarie Capital (USA) Inc. (the "Company") as of March 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 30, 2019

We have served as the Company's auditor since at least 1999. We have not determined the specific year we began serving as auditor of the Company.

Macquarie Capital (USA) Inc.
Statement of Financial Condition
March 31, 2019

	Note		
Assets			
Cash		$	2,345,476
Cash segregated under federal regulations	3		9,000,001
Receivable from broker-dealers and clearing organizations	4		39,691,154
Receivable from customers	5		24,385,229
Receivable from non-customers			17,150,295
Securities borrowed			52,705,174
Securities owned, at fair value			263,871,296
Fees receivable, net			26,068,218
Receivable from affiliates			71,806,031
Deferred tax assets			8,777,444
Other assets			5,770,441
Total assets		$	521,570,759
Liabilities and Stockholder's Equity			
Liabilities			
Payable to broker-dealers and clearing organizations	4	$	15,569,801
Payable to customers	5		6,583,403
Payable to non-customers			1,129,114
Securities loaned			84,112,692
Securities sold, not yet purchased, at fair value			44,975,687
Payable to parent and affiliates			69,249,305
Accrued expenses and other liabilities			27,330,364
Total liabilities			248,950,366
Commitments and contingencies	12		
Stockholder's Equity			
Common stock, $0.01 par value; 1,000,000 shares authorized;			
156,386 shares issued and outstanding			1,564
Additional paid-in capital			688,805,759
Accumulated deficit			(416,186,930)
Total stockholder's equity			272,620,393
Total liabilities and stockholder's equity		$	521,570,759

The accompanying notes are an integral part of the Statement of Financial Condition

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition
For the year ended March 31, 2019

Note 1. Organization

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a public non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member of the Securities Investor Protection Corporation ('SIPC").

The Company acts as a broker of Australian, Asian, European, and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of institutional clients and its affiliates in U.S. markets. The Company also has a securities borrowing and lending business with an affiliate, Macquarie Bank Limited ("MBL"). Additionally, the Company provides arrangement and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

The Company's headquarters and principal operations are located in New York, New York.

Note 2. Summary of Significant Accounting Policies

i)   Basis of Accounting and the Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ii)   Cash
Cash consists of un-invested cash balances used in the daily operations of the business that are primarily maintained with one major bank.

iii)   Securities Borrowing and Lending
The Company conducts securities borrowing and lending activities with MBL in order to fund securities owned assets and to source securities for delivery to counterparties for securities sold, not yet purchased liabilities. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under this agreement, the Company is permitted to sell or re-pledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. There were no non-cash collateral transactions outstanding as of March 31, 2019. The Company monitors the market value of securities borrowed and loaned and delivers or obtains additional collateral as appropriate.

iv)   Fees Receivable, net
Fees receivable consist of investment banking and advisory service fees as well as underwriting fees. Fees receivable are presented net of an allowance for doubtful accounts of $750,042 as of March 31, 2019. Management reviews receivables on a quarterly basis to assess the need for a reserve based on collectability.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
For the year ended March 31, 2019

Note 2.   Summary of Significant Accounting Policies (continued)

v)   Translation of Foreign Currencies

The Company's financial statement is presented in United States dollars. Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction.

vi)   Share Based Compensation

The Company participates in the share-based compensation plan of MGL, which include awards granted to employees under share acquisition plans, including those delivered through the Macquarie Employee Retained Equity Plan ("MEREP"). The MGL consolidated group recognizes an expense and a corresponding increase in equity in the case of equity settled awards granted to employees. The awards are measured at the grant dates based on their fair value and using the number of equity instruments expected to vest.

vii)   Income Taxes

The Company is a member of the Macquarie Holdings USA Inc. ("MHUSA") tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of various unitary and combined filing group for state and local income tax purposes. Where the consolidated group does not file a unitary of combined state and local income tax return, the Company must file on a standalone basis if it is deemed to have a presence in that state. The amount of current and deferred taxes payable or receivable is recognized as of the date of the Statement of Financial Condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported assets and liabilities in the Statement of Financial Condition and the tax basis of those assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company and its Parent's historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets, to the extent they are not offset by the valuation allowance, are presented separately on the Statement of Financial Condition.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
For the year ended March 31, 2019

Note 3.   Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEC Act"). At March 31, 2019, cash of $9,000,001 has been segregated.

Note 4.   Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2019, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 5,760,593	$ 13,811,192
Receivable from/payable to clearing organizations	33,930,561	1,758,609
	$ 39,691,154	$ 15,569,801

Note 5.   Receivable From and Payable to Customers

Receivable from and payable to customers includes balances with U.S. clients for transactions that were not settled prior to or at settlement date. In addition, the Company's affiliates effect transactions in securities with or for U.S. investors through the Company. These affiliates are exempt from registration requirements under SEC Rule 15a-6. In order for affiliates to maintain their exemption, the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 of the SEC Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates.

Note 6.   Fair Value of Financial Instruments

The following table summarizes financial instruments at fair value, within the fair value hierarchy levels, as of March 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Money market funds	$ 185,255,905	$ -	$ -	$ 185,255,905
Equity securities	78,030,198	585,194	-	78,615,391
Total assets	$ 263,286,102	$ 585,194	$ -	$ 263,871,296
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity securities	$ 44,975,687	$ -	$ -	$ 44,975,687
Total liabilities	$ 44,975,687	$ -	$ -	$ 44,975,687

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
For the year ended March 31, 2019

Note 6.   Fair Value of Financial Instruments (continued)

The following table summarizes financial assets and liabilities that are recorded at their contractual amounts which approximate their fair value, within the fair value hierarchy levels, as of March 31, 2019. Non-financial assets and liabilities, including tax credits and provision related payables, are excluded from the below:

	Carrying value	Level 1	Level 2	Level 3	Total estimated fair value
Assets					
Cash	$ 2,345,476	$ 2,345,476	$ -	$ -	$ 2,345,476
Cash segregated under federal regulations	9,000,001	9,000,001	-	-	9,000,001
Receivable from broker-dealers and clearing organizations	39,691,154	-	39,691,154	-	39,691,154
Receivable from customers	24,385,229	-	24,385,229	-	24,385,229
Receivable from non-customers	17,150,295	-	17,150,295	-	17,150,295
Securities borrowed	52,705,174	-	48,071,738	-	48,071,738
Fees receivable	26,068,218	-	26,068,218	-	26,068,218
Receivable from affiliates	71,806,031	-	71,806,031	-	71,806,031
Other assets	4,448,559	-	4,448,559	-	4,448,559
Total assets	$ 247,600,137	$ 11,345,477	$ 231,621,225	$ -	$ 242,966,701
Liabilities					
Payable to broker-dealers and clearing organizations	$ 15,569,801	$ -	$ 15,569,801	$ -	$ 15,569,801
Payable to customers	6,583,403	-	6,583,403	-	6,583,403
Payable to non-customers	1,129,114	-	1,129,114	-	1,129,114
Securities loaned	84,112,692	-	84,209,805	-	84,209,805
Payable to parent and affiliates	69,249,305	-	69,249,305	-	69,249,305
Accrued expenses and other liabilities	16,190,519	-	16,190,519	-	16,190,519
Total liabilities	$ 192,834,834	$ -	$ 192,931,947	$ -	$ 192,931,947

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
For the year ended March 31, 2019

Note 7.   Offsetting Assets and Liabilities

The following table presents information about the offsetting of assets and liabilities on the Statement of Financial Condition as of March 31, 2019:

	Gross amounts	Amounts offset in Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Collateral received	Net exposure
Assets					
Securities borrowed	$ 52,705,174	$ -	$ 52,705,174	$ (52,705,174)	$ -
Liabilities					
Securities loaned	$ 84,112,692	$ -	$ 84,112,692	$ (84,112,692)	$ -

Note 8.   Deferred Profit Share

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following six to ten years, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

Note 9.   Employee Benefit Plans

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. The Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $11,200 (based on the maximum IRS compensation limit of $280,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

Note 10.   Employee Share Based Compensation
Macquarie Group Employee Retained Equity Plan

The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases the equity grants are in the form of restricted share units ("RSU") comprising a beneficial interest in MGL shares held in trust for the staff member. The participant in the RSU is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. RSUs are the primary form of award under the MEREP. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff, including staff promoted to a Director level. Upon vesting, the shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange) and will be issued to the MEREP trustee at the closing price of MGL shares on the day before the awards are issued.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
For the year ended March 31, 2019

Note 10.   Employee Share Based Compensation (continued)

For profit share awards representing 2018 retention, the conversion price was the volume weighted average price from May 14, 2018 up to and including the date of the allocation, which was June 21, 2018. That price was calculated to be AUD 113.76 (USD $80.75) per share. Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD 121.95 (USD $86.56) per share. Vesting for retained deferred profit share awards is five years, transitional awards vest after seven years and retained profit share awards vest after three years. They are also subject to forfeiture in certain circumstances.

The following is a summary of awards which have been granted pursuant to the MEREP:

Non-vested shares at April 1, 2018	1,587,999
Vested shares during the year	(559,185)
Transfers to related body corporate entities	(61,315)
Shares granted during the year	463,247
Shares forfeited during the year	(33,319)
Non-vested shares at March 31, 2019	1,397,427

Note 11.   Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services, allocation of expenses, and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2019 are comprised of the following:

Receivable from broker-dealers and clearing organizations	$ 5,760,593
Receivable from customers	12,852,438
Receivable from non-customers	17,150,295
Securities borrowed	52,705,174
Receivable from affiliates	71,806,031
	$ 160,274,531

Liabilities and payables to the Parent and affiliated companies as of March 31, 2019 are comprised of the following:

Payable to broker-dealers and clearing organizations	$ 13,803,428
Payable to customers	5,758,036
Payable to non-customers	1,129,114
Securities loaned	84,112,692
Payable to parent and affiliates	69,249,305
	$ 174,052,575

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
For the year ended March 31, 2019

Note 12. Risk, Commitments, and Contingencies

The Company acts as agent to execute and clear all of its Australian securities transactions through Macquarie Capital Securities (Australia) Limited, Asian securities transactions through Macquarie Bank Limited Hong Kong branch, and European securities transactions through Macquarie Capital (Europe) Limited, all of which are affiliated entities. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2019, the Company did not record a liability with regard to this obligation. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the Statement of Financial Condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2019.

The Company may be exposed to credit risk regarding its cash and receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers.

Note 13. Legal and Regulatory Matters

The Company is routinely involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company has established accruals for certain of its currently outstanding legal proceedings. In accordance with the provisions of the U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when a loss contingency is probable as of the balance sheet date and the amount of the loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings periodically to assess the adequacy of its litigation accruals based on management's best estimate after consultation with counsel. Such accruals are adjusted from time to time as appropriate based on current developments.

In view of the inherent difficulty of predicting the outcome of legal proceedings, the Company cannot state what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences related to those matters. The Company considers the accrued amount the best estimate based on the information available at this time. While the Company believes this estimate to be reasonable and probable, the final outcome may vary significantly from this estimate.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
For the year ended March 31, 2019

Note 14.   Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the SEC Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein.

The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the SEC Act, or $250,000. At March 31, 2019, the Company had net capital of $132,863,235 which was $132,314,583 in excess of the required minimum net capital.

The Company is also subject to Rule 15c3-3 under the SEC Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers of $9,000,001 at March 31, 2019.

During the year ended March 31, 2019, the Company did not have assets in the proprietary accounts of its introducing brokers ("PAB"). As such, no cash or securities were required to be held in the reserve bank account at March 31, 2019 for this purpose under Rule 15c3-3.

Note 15.   Income Taxes

The Company is a member of the Parent's tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of several unitary and combined groups for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. As of the date of issuance of this financial statement, the IRS is examining the U.S. federal consolidated group for tax years ended March 31, 2012 and March 31, 2013.

There are also various state and city tax examinations underway. California is examining the combined group for the tax year ended March 31, 2017. New York State is examining the combined group for tax years ended March 31, 2007 to March 31, 2014. New York City is examining the combined group for tax years ended March 31, 2007 to March 31, 2014. Illinois is examining the combined group for tax years ended March 31, 2013 to March 31, 2016.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Temporary differences primarily include goodwill and intangible amortization expenses that are not currently realizable for tax purposes. These result in a net deferred tax asset of $8,777,444 which is included on the Statement of Financial Condition.

The Company uses the separate company method of tax allocation as modified for benefits-for-loss. This approach modifies the "separate return method", a method that allocates current and deferred taxes to members of the group by applying Accounting Standards Codification ("ASC") Topic 740, Income Taxes, to each member as if it were a separate taxpayer, so that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the subsidiary when those tax attributes are realized (or realizable) by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
For the year ended March 31, 2019

Note 15.   Income Taxes (continued)
Valuation allowance

The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that they will realize their deferred tax assets. Therefore, the Company does not have a valuation allowance.

Accounting for Uncertainty in Income Taxes

The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2019.

The Company did not record any liability relating to potential exposure for tax, interest and penalties related to uncertain tax positions for the year ended March 31, 2019.

Note 16.   Subsequent Events

The Company has evaluated subsequent events through May 30, 2019, the date of issurance of this financial statement. The Company did not have any significant subsequent events to report.